Exhibit 12.1

SUNCOM WIRELESS, INC

COMPUTATION OF RATIO OF EARNINGS (DEFICIENCY)TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Computation of Earnings:
Pre-tax income from continuing operations before loss from equity investees	$(176,012)	$(196,589)	$(133,903)	$(141,188)	$564,516
Adjustments to earnings:
Fixed charges (as computed below)	75,030	138,795	164,934	159,857	147,401
Interest capitalized	(9,543)	(5,934)	(4,210)	(1,718)	(841)
Amortization of capitalized interest	2,001	2,832	3,203	3,212	3,435

Earnings as adjusted	(108,524)	(60,896)	30,024	20,163	714,511

Computation of Fixed Charges:
Interest expense	55,903	117,499	144,086	141,210	128,627
Capitalized interest	9,543	5,934	4,210	1,718	841
Portion of rental expense which is representative of interest	9,584	15,362	16,638	16,929	17,933

Total fixed charges	75,030	138,795	164,934	159,857	147,401

Ratio of earnings to fixed charges	—	—	—	—	4.8x

Deficiency of earnings to cover fixed charges	$(183,554)	$(199,691)	$(134,910)	$(139,694)	—